KAYE SCHOLER LLP

Jonathan M. Gottsegen
212 836-7263
Fax 212 836-7223
jgottsegen@kayescholer.com
425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

February 25, 2003

BY HAND

03007069

SUPPL

RECD S.E.C.
FEB 25 2003
1086

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's February 24, 2003 press release regarding the Company's sale of Renault SA capital stock.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Jonathan M. Gottsegen

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

LAGARDERE



Press Release

Lagardère Announces the Disposal of All its Stake in Renault

Paris, February 24, 2003 – Lagardère [Euronext Paris: MMB FP] announced today that it has sold 3,588,849 shares of Renault SA, representing its entire holding in the company i.e. 1.26 % of its capital. The shares were sold at € 38,95 per share for a total amount of €140 millions. The shares had been bought for a total amount of €97.6 millions at an average price of €27.18 per share.

This transaction confirms Lagardère's decision to exit its non-core automotive activities.

The shares were offered to French and international institutional investors through a private placement, executed by Lehman Brothers acting as sole placing agent.

Press Contact:
Thierry Funck-Brentano tel.: 33.1.40.69.16.34 / tfb@lagardere.fr
Arnaud Molinié tel.: 33.1.40.69.16.72 / amolinie@lagardere.fr

Investor Relation Contact:
Alain Lemarchand tel.: 33.1.40.69.18.02 / alemarchand@lagardere.fr

This announcement is not an offer for sale in the United States. The securities have not been registered under the Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Act and applicable state securities laws.